James F. Fulton, Jr. (650) 843-5103 fultonjf@cooley.com	VIA EDGAR

July 17, 2008

Christine Davis, Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Website Pros, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 11, 2008
Form 8-K Filed May 12, 2008
File No. 000-51595

Ladies and Gentlemen:

On behalf of Website Pros, Inc. (the “Company”), this letter is being submitted in response to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 3, 2008, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 filed on March 11, 2008 and Form 8-K filed on May 12, 2008. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience we have incorporated into this response letter.

Form 10-K for Fiscal Year Ended December 31, 2007

General

1.

Please note that the Tandy representations should come directly from the Company. Please provide these representations in a separate letter from the Company in your next response. Alternatively, please confirm that your legal counsel acted as your agent when making the representations in the letter dated June 13, 2008.

The Company supplementally provides the Staff, as requested, in Annex A hereto its representation letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Accounting for Purchase Business Combinations, page 39

2.	We note your response to prior comment number 3. Please explain to us how you intend to comply with Regulation 436(b) of Regulation C in future filings. As part of your

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400 WWW.COOLEY.COM

response, please describe the nature and extent of involvement of the third-party in your decision-making process over the valuation of the assets acquired in business combinations.

The Company respectfully advises the Staff that although it engaged a third party appraiser to assist it in the valuation of assets and liabilities of assets acquired in business combinations, management retains full responsibility for valuing such assets and liabilities. The information provided by the third party appraiser was among many factors considered by the Company in making judgments as to the valuation of such assets and liabilities in the Company’s Form 10-K filing, and the Company in no way relied solely on the third party appraiser. In addition, the third party appraiser did not review or pass upon any information contained in the Company’s Form 10-K.  See Rule 436(b) under the Securities Act of 1933, as amended (the “Securities Act”).  For these reasons, the Company does not consider the third party appraiser to have served as an expert within the meaning of Section 7 of the Securities Act and Rule 436 thereunder with respect to the Company’s valuation of assets and liabilities of the acquired entity.

In future filings, the Company will continue to comply with Regulation 436(b) of Regulation C.

Form 8-K, filed May 12, 2008

Exhibit 99.1

3.

You indicate several times in your response to prior comment number 12 that the items excluded from your non-GAAP measures are excluded because they are not reflective of “ongoing” operating results. It is unclear to us why these items are not included in your “ongoing” operations. For example, it is unclear why you believe the exclusion of recurring charges relating to the amortization of acquired intangibles is not part of your ongoing operating results when certain of the intangible assets you are amortizing are integral to your revenue generating activities. Similarly, it is unclear why stock-based compensation is not “ongoing” considering that offering employees equity instruments appears to be a key performance incentive. While we note that these costs may be subject to only limited management influence or control over the short term, they nonetheless appear to represent part of your operating results. In view of this, it appears that references to “ongoing” operations may not be appropriate in this context. Please explain your basis for concluding that these costs are not part of your ongoing operations. As part of your response, please provide us with proposed disclosures which address Question 8 of the FAQ.

The Company respectfully notes, as detailed in our letter to the Commission dated June 3, 2008, that for the Company’s internal budgeting and resource allocation process, management uses financial information that does not include (a) the stock-based compensation impact of SFAS 123(R), (b) amortization of acquired intangibles, (c) income tax expense, (d) cash income tax expense, or (d) fair value adjustment to deferred revenue per share. While these items each impact future earnings periods and the presentation of such periods under GAAP, each is a non-cash expense, and a reconciling item to the Company’s statement of cash flows from operating activities, and as such the Company believes that using these non-GAAP financial measures in making operating decisions provides meaningful supplemental information regariding the Company’s operational performance and gives the Company a better understanding of how it should invest in research and development and fund infrastructure and go-to-market strategies. Management uses these measures to help it make budgeting decisions, for example, as between the Company’s product groups. In addition, these non-GAAP financial measures facilitate management’s internal comparisons to its historical operating results and comparisons to competitors’ operating results.

In future filings where non-GAAP information is presented, the Company proposes to disclose substantially the following with respect to (a) the stock-based compensation impact of SFAS 123(R), (b) the amortization of acquired intangibles, (c) income tax expense, and (d) fair value adjustment to deferred revenue.

“A.         Stock-based compensation.   These expenses consist of expenses for employee stock options and employee stock purchases under SFAS 123(R). The Company excludes stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses. Prior to the adoption of SFAS 123(R) in fiscal 2006, the Company did not include expenses related to employee stock options and employee stock purchases directly in its financial statements, but elected, as permitted by SFAS 123, to disclose such expenses in the footnotes to its financial statements. As the Company applies SFAS 123(R), it believes that it is useful to its investors to understand the impact of the application of SFAS 123(R) to its operational performance, liquidity and its ability to invest in research and development and fund acquisitions and capital expenditures. While stock-based compensation expense calculated in accordance with SFAS 123(R) constitutes an ongoing and recurring expense, such expense is excluded from non-GAAP results because it is not an expense that typically requires or will require cash settlement by the Company and because such expense is not used by management to assess the core profitability of the Company’s business operations. The Company further believes these measures are useful to investors in that they allow for greater transparency to certain line items in our financial statements. In addition, excluding this item from various non-GAAP measures facilitates comparisons to the Company’s competitors’ operating results.

B.           Amortization of intangibles.   The Company incurs amortization of acquired intangibles under SFAS 141. Acquired intangibles primarily consist of customer relationships, non-compete agreements, trade names, and developed technology. The Company expects to amortize for accounting purposes the fair value of the acquired intangibles based on the pattern in which the economic benefits of the intangible assets will be consumed as revenue is generated. Although the intangible assets generate revenue for the Company, the item is excluded because this expense is non-cash in nature and because the Company believes the non-GAAP financial measures excluding this item provide meaningful supplemental information regarding the Company’s operational performance, liquidity and its ability to invest in research and development and fund acquisitions and capital expenditures. In addition, excluding this item from various non-GAAP measures facilitates management’s internal comparisons to the Company’s historical operating results and comparisons to the Company’s competitors’ operating results.

C.           Income tax expense.   Due to the magnitude of the Company’s historical net operating losses and related deferred tax asset, the Company excludes income tax expense from its non-GAAP measures primarily because they are not indicative of the cash tax paid by the Company and therefore are not reflective of ongoing operating results. Further, excluding this non-cash item from non-GAAP measures facilitates management’s internal comparisons to the Company’s historical operating results.

D.           Fair value adjustment to deferred revenue.   The Company has recorded a fair value adjustment to acquired deferred revenue in accordance with SFAS 141. The Company excludes the impact of this adjustment from its non-GAAP measures, because doing so results in non-GAAP revenue and non-GAAP net income which are reflective of ongoing operating results and more comparable to historical operating results, since the majority of the Company’s revenue is recurring subscription revenue. Excluding the fair value adjustment to deferred revenue therefore facilitates management’s internal comparisons to the Company’s historical operating results.”

*****

Should you have any questions or comments concerning this response to your comment letter, please contact me at (650) 843-5103.

Sincerely,

/s James F. Fulton, Jr.
James F. Fulton, Jr.

James F. Fulton, Jr. (650) 843-5103 fultonjf@cooley.com	VIA EDGAR

Annex A

Building Your Business Online	Website Pros, Inc.
12735 Gran Bay Parkway West
Building 200
Jacksonville, FL 32258

904.680.6600 Main
904.880.0350 Fax

www.websitepros.com

Annex A

Ladies and Gentlemen:

Reference is made to Website Pros, Inc.’s (the “Company”) responses to the Staff’s comment letters dated July 3, 2008. The Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ David L. Brown
David L. Brown
Chairman and Chief Executive Officer